FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2009

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       ✓         Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes _____     No       ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

JA Solar Holdings Co., Ltd.
36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

This Form 6-K consists of:

A statement regarding entering into strategic alliance/supply agreement with BP Solar by JA Solar Holding Co., Ltd.  (the “Registrant”), made by the Registrant in English on February 12, 2009.

JA Solar Announces Update on Strategic
Alliance/Supply Agreement With BP Solar

SHANGHAI, Feb. 12 -- JA Solar Holdings Co., Ltd. (Nasdaq: JASO), a leading manufacturer of high-performance solar products, today announced that it has signed a supply contract with BP Solar International, Inc., pursuant to the broader strategic cooperation agreement signed with BP Alternative Energy Holdings Limited, announced last November.

Under this new agreement, JA Solar will supply monocrystalline and multicrystalline solar cells to BP Solar in 2009, with an initial volume of 175 MW and with the potential to expand to 360 MW. JA Solar is already delivering product under its existing supply agreement with BP.

"We are very pleased to extend our relationship with BP Solar into 2009 and beyond," said Samuel Yang, CEO of JA Solar. "JA Solar will leverage its supply chain relationships and manufacturing expertise to help BP Solar grow their business and support their strong market position. With BP Solar's diverse customer portfolio, strong brand, and sales and marketing capabilities in key solar end markets, we believe our alliance will build on each other's strengths and allow market share gain for both companies. We believe this extended agreement with BP Solar will positively affect our business in 2009 and in years to come," he said.

JA Solar plans to announce its fourth quarter and 2008 financial results during the second week of March. Details on the company's earnings release and conference call dates will be announced in the coming weeks.

About JA Solar Holdings Co., Ltd.

Based in Shanghai with manufacturing operations in Hebei and Yangzhou, China, JA Solar Holdings Co., Ltd. is a leading manufacturer of high- performance solar cells. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

About BP Solar

BP Solar is BP p.l.c.'s global solar business, with more than 2,200 employees. BP Solar designs, manufactures and markets products which use the sun's energy to generate electricity for a wide range of applications in the residential, commercial and industrial sectors. With over 30 years of experience and installations in more than 160 countries, BP Solar is one of the world's leading solar businesses. It has manufacturing plants in India, Spain, the USA and China. BP Solar invests in photovoltaic research and development.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By  /s/ Huaijin Yang

Name:          Huaijin Yang

Title:             Chief Executive Officer

Date: February 12, 2009